

August 26, 2021

Sna Ny
President
Go Go Buyers, Inc.
#474, Village 3, Sangkat 3
Sihanoukville, Sihanouk Province, 18203
Kingdom of Cambodia

Re: Go Go Buyers, Inc.
Registration Statement on Form S-1
Filed July 30, 2021
File No. 333-256118

Dear Mr. Ny:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note that Mr. Sna Ny currently controls 100% of your voting power. Please revise the cover page to disclose Mr. Ny's voting power and include a cross-reference to a risk factor discussing related risks.

2. Please disclose whether there is a minimum amount of shares that is required to be purchased by each investor in the offering given that your offering price is $0.0225 per share.

<u>Prospectus Summary, page 6</u>

3.   Please disclose that you do not currently have an operational web platform, if true.

<u>Because our President, Treasurer, Secretary, and Director will only be devoting..., page 13</u>

4.   Please disclose the amount of time that Mr. Ny will be devoting to the business of the company.

<u>Certain Relationships and Related Party Transactions, page 36</u>

5.   Please disclose the verbal agreement entered into on October 25, 2020 with Mr. Ny, as discussed on page F-12 of the Notes to the Financial Statements - December 31, 2020 and 2019. Please refer to Item 404(d) of Regulation S-K. Please file evidence of such verbal agreement, as you did for the verbal agreement dated October 25, 2019.

<u>Report of the Independent Registered Public Accountant Firm, page F-2</u>

6.   Please revise to clarify, if true, that an audit was performed on the consolidated balance sheet as of December 31, 2019 and the related statements of income, stockholders' equity, and cash flows and the related notes and schedules for the period from January 10, 2019 (inception) <u>through the year ended December 31, 2019</u>. In addition, revise to state whether the opinion on the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from January 10, 2019 (inception) though the year ended December 31, 2029 in conformity with generally accepted accounting principles in the United States of America.

<u>General</u>

7.   It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

8.   We note that the consent of Bolko & Associates, LLC filed as Exhibit 23.1 refers to "this Annual Report on Form S-1/A of Go Go Buyers for the year ended December 31, 2020." Please update.

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Carl Ranno